FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.
Exact Name of Registrant as Specified in Charter

0001257102
Registrant CIK Number

Form 8-K, February 10, 2005, Series 2005-OPT1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-107958
SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: Feb 19, 2005

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________
Name: Peter D. Steinmetz
Title: Vice President
Citigroup Mortgage Loan Trust

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

*The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

Breakeven Analysis for CMLTI 2005-OPT1 - 1st $ Loss

USE AT YOUR OWN RISK! THESE TABLES HAVE NOT BEEN AUDITED.
NOTE : WAL IS MEANINGLESS UNLESS THE BOND RECEIVES ALL ITS PRINCIPAL.

1. 1st dollar loss
2. Stepdown Pass for A-1C Runs & Stepdown Fail for M-6 Runs
3. 12 month lag
4. Run to Maturity
5. P&I Advance
6. Forwards as of 2/10/05 @ 11am
7. Corporate Settle
8. 50% Loss Severity

75% PPV

CLASS A-1C	CDR	Coll Loss(%)	WAL
Forwards + 100	19.94	24.65	8.12
Forwards + 200	18.68	23.71	8.40
Forwards + 300	17.63	22.89	8.62

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards + 100	8.03	13.09	15.31
Forwards + 200	7.16	11.96	15.75
Forwards + 300	6.38	10.90	16.17

100% PPV

CLASS A-1C	CDR	Coll Loss(%)	WAL
Forwards + 100	23.14	23.19	6.38
Forwards + 200	21.88	22.35	6.54
Forwards + 300	20.91	21.69	6.66

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards + 100	8.57	11.01	12.03
Forwards + 200	7.66	10.02	12.29
Forwards + 300	6.91	9.18	12.53

125% PPV

CLASS A-1C	CDR	Coll Loss(%)	WAL
Forwards + 100	26.38	22.25	5.16
Forwards + 200	25.15	21.51	5.25
Forwards + 300	24.30	20.99	5.34

CLASS M-6	CDR	Coll Loss(%)	WAL
Forwards + 100	9.19	9.64	9.62
Forwards + 200	8.28	8.80	9.84
Forwards + 300	7.58	8.15	9.96